Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan

March 19, 2012

Ms. Kathleen Collins,
Accounting Branch Chief
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C.  20549,
U.S.A.

Re:	Internet Initiative Japan Inc.
Form 20-F for the Year Ended March 31, 2011
Filed on July 19, 2011
File No. 000-30204

Dear Ms. Collins:

This is in response to the comments of the Staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated March 6, 2012, with respect to the annual report on Form 20-F of Internet Initiative Japan, Inc. (“IIJ”) for the fiscal year ended March 31, 2011 (the “Form 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed IIJ responses accordingly.

Form 20-F for the fiscal year ended March 31, 2011

Item 18. Financial Statements

Note 17. Commitments and Contingent Liabilities, page F-48

1.
We note your response to prior comment 4. Please confirm that your disclosure will also state that the global settlement requires no financial obligation from the company. Additionally, please disclose that there is not a reasonable possibility that a loss may be incurred for your class action lawsuit, if true.

Response:
IIJ acknowledges the staff’s comments and respectfully informs the staff that, in future filings and starting with the Form 20-F for the year ending March 2012, we will include in “Note 17. Commitments and Contingent Liabilities” that the global settlement requires no financial obligation from the company. We will also disclose, if true, that there is not a reasonable possibility that a loss may be incurred for our class action lawsuit.

Ms. Kathleen Collins

IIJ acknowledges that:

•	IIJ is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IIJ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions on the foregoing, please do not hesitate to contact me by phone at 81-3-5205-6333, by email at register@iij.ad.jp, or by facsimile at 81-3-5259-6311.

Very truly yours,

/s/ Akihisa Watai
Akihisa Watai
Managing Director, Chief Financial Officer and Chief Accounting Officer

cc:	Laura Veator
Melissa Feider
(Securities and Exchange Commission)

Izumi Akai
Kenji Taneda
Brian Wessel
(Sullivan & Cromwell LLP)